15047260

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Continental Boulevard, Suite 320
(No. and Street)

El Segundo (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Crader (310) 341-2336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Armstrong, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

4200 Truxtun Avenue, Suite 300 (Address) Bakersfield (City) CA (State) 93309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/15

OATH OR AFFIRMATION

I, William Crader, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFA Securities Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO, FINOP

Title

Notary Public

PEGGY LEE SHEPARD
COMM. #20[illegible]
Notary Public California
LOS ANGELES COUNTY
My Comm. Exp. Oct. 6, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFA SECURITIES, INC.
(SEC ID No. 8-68360)

ANNUAL AUDIT REPORT

DECEMBER 31, 2014

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On Feb 27, 2015 before me, PEGGY LEE SHEPARD · NOTARY Public
Date Here Insert Name and Title of the Officer

personally appeared William CRADER
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

PEGGY LEE SHEPARD
COMM. #2044380
Notary Public - California
LOS ANGELES COUNTY
My Comm. Exp. Oct. 6, 2017

Signature Peggy Lee Shepard
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________

Number of Pages: ______ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

TFA SECURITIES, INC.
DECEMBER 31, 2014

TABLE OF CONTENTS

BROWN ARMSTRONG
CERTIFIED PUBLIC ACCOUNTANTS

MAIN OFFICE
4200 TRUXTUN AVENUE
SUITE 300
BAKERSFIELD, CA 93309
TEL 661.324.4971
FAX 661.324.4997
EMAIL info@bacpas.com

7673 N. INGRAM AVENUE
SUITE 101
FRESNO, CALIFORNIA 93711
TEL 559.476.3592
FAX 559.476.3593

221 E. WALNUT STREET
SUITE 260
PASADENA, CALIFORNIA 91101
TEL 626.204.6542
FAX 626.204.6547

5250 CLAREMONT AVENUE
SUITE 237
STOCKTON, CA 95207
TEL 209.451.4833

BROWN ARMSTRONG
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
TFA Securities, Inc.
El Segundo, California

We have audited the accompanying statement of financial condition of TFA Securities, Inc. (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION
Brown Armstrong Accountancy Corporation

Bakersfield, California
February 24, 2015

TFA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash	$	29,943
Total Assets	$	29,943
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	8,500
Total Liabilities		8,500
Stockholder's Equity:		
Common stock (no par value; 1,000,000 authorized; 324,000 shares issued and outstanding)		50,000
Additional paid in capital		70,800
Retained earnings		(99,357)
Total Stockholder's Equity		21,443
Total Liabilities and Stockholder's Equity	$	29,943

See Report of Independent Registered Public Accounting Firm and accompanying notes.

TFA SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2014

NOTE 1 – ORGANIZATION

TFA Securities, Inc. (the "Company") was organized as a California S corporation in April 2009. The Company is owned by its sole stockholder, Tribal Financial Advisors, Inc. ("TFA"), and has offices located in El Segundo, California and Charlotte, North Carolina. The Company is a closely held non-carrying broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company primarily engages in providing private placement and financial advisory services to Native American tribes and their enterprises.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Revenue Recognition

Investment banking and advisory fees are primarily earned from providing private placement and financial advisory services related to securities transactions. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes

The Company has elected under the Internal Revenue Code to be treated as a qualified subchapter S subsidiary of its shareholder, TFA. In lieu of federal income taxes, the Company's income is passed through to TFA. The Company is subject to the State of California's annual tax for S corporations, which is the greater of 1.5% of a corporation's income or $800. All items of income, deductions, and credits are included in TFA's tax return.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $21,443, which exceeded the requirement by $16,443.

NOTE 4 – <u>RELATED PARTY TRANSACTIONS</u>

The Company has an expense sharing agreement with TFA. TFA provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate TFA. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 5 – <u>INCOME TAX PROVISIONS</u>

The provision for income taxes shown consists of the Company's share of state income taxes of $800, which is included as additional paid in capital from TFA as tax payments are made by TFA.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The Company is no longer subject to examinations by major tax jurisdictions for years before 2010.

NOTE 6 – <u>SUBSEQUENT EVENTS</u>

The Company has evaluated subsequent events through February 24, 2015, the date which the financial statement was available to be issued. No events have occurred that would require disclosure.